EXHIBIT 99.3

March 7, 2013

srampertab@intellipharmaceutics.com
mgiles@intellipharmaceutics.com

Intellipharmaceutics International Inc.
30 Worcester Road
Toronto, Ontario
M9W 5X2

RE:           Confirmation of Mailing to holders of security

The following were sent to all registered holders of security, not coded as lost, of Intellipharmaceutics International Inc. on March 7, 2013:

X	Proxy
X	Notice of Meeting/Management Proxy Circular

Please note that:

•	we have coded security holders as “lost” in cases where on two consecutive occasions, notices or other documents have been returned undelivered by the Post Office; and

•	unless agreed otherwise, we have not filed these document(s) on SEDAR.

Yours very truly,

Vijaya Somasundharem
Associate Manager, Trust Central Services

sg\CM_Intellipharmaceutics

c/o Canadian Stock Transfer Company Inc.
CIBC MELLON TRUST COMPANY	P.O. Box 4202, Postal Station A, Toronto, ON M5W 0E4
Tel 416-682-3800 www.canstockta.com

CIBC Mellon is a licensed user of the CIBC trade-mark and certain BNY Mellon trademarks